02044827

American International Group, Inc.

CommoLoCo Thrift Plan

Audited Financial Statements
and Schedules

For the Six Months Ended
December 31, 2001

COMMOLOCO THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001

Audited Financial Statements

Schedules

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Administrative Board
CommoLoCo Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the CommoLoCo Thrift Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the six months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the six months then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the six months then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

COMMOLOCO THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	December 31, 2001
Assets	
Investments (See Note C)	$ 1,710
Receivables	
Company contributions	3
Participant contributions	3
Total receivables	6
Net assets available for benefits	$ 1,716

See accompanying notes.

COMMOLOCO THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	Six Months Ended December 31, 2001
Additions to net assets	
Investment income	
Interest and dividends	$ 6
Net appreciation in fair value of investments (See Note C)	20
Total investment income	26
Contributions	
Company's	77
Participants'	84
Total contributions	161
Asset transfer from American General Employees' Thrift and Incentive Plan (See Note B) ..	1,610
Total additions	1,797
Deductions from net assets	
Benefit payments	80
Participant fees	1
Total deductions	81
Net increase	1,716
Net assets available for benefits	
Beginning of period	-
End of period	$1,716

See accompanying notes.

COMMOLOCO THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The CommoLoCo Thrift Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Investment Valuation

Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common collective funds, comprised of the Wells Fargo Stable Return Fund, the INVESCO Retirement Trust 500 Index Fund, and the INVESCO Balanced Fund, are valued based on then-current market values of the underlying assets. Investments in common stock are reported at fair value based on published market prices on the last business day of the plan year. Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds and common collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan established as of July 1, 2001 for the benefit of eligible employees of CommoLoCo, Inc., a wholly owned subsidiary of American General Finance, Inc. which is a wholly owned subsidiary of American General Corporation (the Company). Prior to July 1, 2001, these employees were covered by the American General Employees' Thrift and Incentive Plan. As a result of the spin-off, net assets of approximately $1.6 million were transferred to the Plan from the American General Employees' Thrift and Incentive Plan.

Salaried and certain regular employees, who are residents of Puerto Rico, are eligible to participate in the Plan upon their employment commencement date. Non-salaried employees who have completed 1,000 hours of service in one service year are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC)and Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended.

Effective August 29, 2001, American General Corporation was acquired by American International Group, Inc. (AIG). As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 of a share of AIG common stock for each American General share.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to four percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of IRC 401(k)(12). All Company contributions are invested in AIG stock.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

NOTE B--DESCRIPTION OF THE PLAN--Continued

Contribution Limitations

For 2001, the total amount of participant pretax contributions is limited to $8,000. Additionally in 2001, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $35,000. During 2001, the total amount of base pay that can be used in determining contributions under the Plan is $170,000.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants immediately become 100 percent vested in the Company's contributions. Vesting in the Company's contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan and the earnings thereon become vested at a rate of two percent per month of plan participation after one year of service.

Any non-vested portion of the Company's contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan will become 100 percent vested upon the participant's retirement, attainment of age 65, total disability, or death.

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the same business day in which the distribution request is made. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the participant reaches age 70-1/2, or the calendar year in which the participant retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

NOTE B--DESCRIPTION OF THE PLAN--Continued

Forfeitures

Participants terminating employment forfeit their non-vested interest in the Company's contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document.

NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

In thousands

	December 31, 2001
Wells Fargo Stable Return Fund	$836
AIG common stock	679*

*Includes both participant-directed and non participant-directed investments. (See Note D)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

In thousands

	Six Months Ended December 31, 2001
Common collective funds	$ 23
Common stock	(3)
	$ 20

NOTE D--NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to non participant-directed investments is as follows:

In thousands

	December 31, 2001
Net assets	
AIG common stock	$679
State Street Bank Government Short-Term Investment Fund	23
Total net assets	$702

These investments contain both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total is considered non participant-directed.

	Six Months Ended December 31, 2001
Changes in net assets	
Contributions	$ 77
Net depreciation	(3)
Asset transfer from American General Employees' Thrift and Incentive Plan	701
Benefits paid to participants	(43)
Interfund transfers	(29)
Participant fees	(1)
	$702

NOTE E--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

NOTE F--FEDERAL INCOME TAXES

Although the Plan has not received a determination letter from the Puerto Rico Department of the Treasury, the Plan is intended to meet the requirements of Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the Code), and is operating in accordance with the Code. Therefore, the Company believes that the Plan is qualified and exempt from taxation.

NOTE G--PARTIES IN INTEREST

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries. American General Asset Management, which was a wholly owned subsidiary of American General Corporation, was the Registered Investment Advisor to the North American Funds. In December 2001, the North American Funds merged into the SunAmerica funds. SunAmerica Asset Management Company, a wholly owned subsidiary of SunAmerica, manages the SunAmerica funds. SunAmerica is wholly owned by AIG.

NOTE H--SUBSEQUENT EVENTS

Effective January 1, 2002, the Company intends to adopt the following plan amendment:

- Company contributions funded after December 31, 2001 will be invested according to the participant's investment elections for future contributions, rather than in AIG common stock. In addition, participants will be allowed to reallocate at any time all Company contributions made prior to December 31, 2001, into any of the investments offered by the Plan.

Effective April 15, 2002, The Bank and Trust of Puerto Rico replaced Citibank, N.A. as trustee of the Plan.

COMMOLOCO THRIFT PLAN

SCHEDULE H, Line 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2001

EIN: 66-0384086
PN: 020

Issuer	Description	Cost	Fair Value
Wells Fargo Bank Minnesota, NA	81,198 shares of Wells Fargo Stable Return Fund	$ **	$ 836,044
American International Group*	71,718 shares of Common stock	610,985	679,108
Participant Notes*	Loans issued at interest rates between 5.75% and 10.50%	**	166,731
State Street Bank *	State Street Bank Government STIF	23,012	23,012
Invesco*	150 shares of Invesco Balanced Fund	**	2,188
Invesco*	50 shares of IRT 500 Index Fund	**	1,387
Vanguard	25 shares of Vanguard Prime Cap Fund	**	1,307
AIM *	20 shares of AIM International Equity Fund	**	301
		$633,997	$1,710,078

*Party in interest

**Cost not required for participant-directed investments

COMMOLOCO THRIFT PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

EIN: 66-0384086
PN: 020

In thousands

Identity of Party Involved	Description	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (ii) - Single non participant-directed transactions in excess of 5% of net assets available for benefits						
(A)	Company stock	$626	$ -	$626	$626	$-
Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits						
State Street Bank & Trust Company	S/T Investments	$105	$ -	$105	$105	$-
State Street Bank & Trust Company	S/T Investments	-	85	85	85	-
(A)	Company stock	657	-	657	657	-
(A)	Company stock	-	53	46	53	7

(A) Parties involved are not presented , as permitted by Section 2520.103-6 (d)(1)(i) of the Department of Labor's Rules and Regulations.

Note: Includes both participant-directed and non participant-directed transactions.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the CommoLoCo Thrift Plan of our report dated June 14, 2002 with respect to the financial statements and schedules of the CommoLoCo Thrift Plan included in this Annual Report (Form 11-K) for the six months ended December 31, 2001.

Houston, Texas
June 25, 2002

Ernst & Young LLP